

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via E-mail
Henry Stupp
Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

      Re: **Cherokee, Inc.**
              Form 10-K for Fiscal Year Ended January 29, 2011
              Filed April 14, 2011
              File No. 000-18640

Dear Mr. Stupp:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and
                            Mining